SembCorp Industries



Rule 12g3-2(b) File No. 825109

2 December 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**SembCorp Industries Ltd**
**Rule 12g3-2(b) file No. 825109**

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 12/20

MASNET No. 24 OF 02.12.2002
Announcement No. 24



**SEMBCORP INDUSTRIES LTD**

## SUBSCRIPTION OF 70, 000, 000 REDEEMABLE PREFERENCE SHARES IN THE CAPITAL OF SEMB E&C

SembCorp Industries wishes to announce that it will increase its interests in the capital of its wholly-owned subsidiary, SembCorp Engineers and Constructors Pte Ltd (SembE&C) by subscribing for 70,000,000 redeemable preference shares of S$0.01 each at a premium of S$0.99 each to fund the operations of SembE&C.

Consequent to the subscription, SembCorp Industries will hold 81,000,000 ordinary shares of S$1.00 each and 70,000,000 redeemable preference shares of S$0.01 each in the capital of SembE&C.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary
December 2, 2002

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 02/12/2002 to the SGX